Fraser and Company
Barristers and Solicitors
1200 - 999 West Hastings Street,
Vancouver, BC, V6C 2W2
Phone (604) 669-5244
Fax (604) 669-5791

December 2, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: Filing Desk

Dear Sir/Mesdames:

Re:  The Medical Exchange Inc.
Form SB-2 Registration Statement

On behalf of The Medical Exchange Inc., we enclose for filing a complete copy of the Registration Statement on Form SB-2, including Exhibits.

The filing fee of US$4.21 should be taken out of Fraser and Company's account (CIK Number 0001137070).

If you have any questions, please call the writer at (604) 669-5244.

Yours truly,
FRASER and COMPANY

Per:

/s/ Ailin Wan

Ailin Wan

cw

encs